EXHIBIT 8.1

List of Subsidiaries and Associated Companies of Randgold & Exploration Company Limited
Name of Subsidiary	Jurisdiction of Incorporation
First Wesgold Mining (Pty) Limited	South Africa
Minrico Limited	South Africa
Randgold Finance (BVI) Limited	British Virgin Islands
Randgold Resources (Holdings) Limited	Jersey, Channel Islands
Randgold Resources Limited	Jersey, Channel Islands
Viking Pony Properties 359 (Pty) Ltd.	South Africa
Kabusha Mining and Finance (Pty) Ltd.	South Africa
Versatex Trading 446 (Pty) Ltd.	South Africa
Lunda Alluvial Operations (Pty) Ltd.	South Africa
Free State Development and Investment Corporation Ltd.	South Africa